SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

Index

1. Summary of 2012 Business Report

2. Exhibit 99.1 Woori Finance Holdings Co., Ltd. Audit Reports for Fiscal Year 2012

Summary of 2012 Business Report

VII. DIRECTORS AND EMPLOYEE INFORMATION	37

1. Directors	37

2. Employee Status	37

3. Directors’ Compensation	38

VIII. RELATED PARTY TRANSACTIONS	39

1. Transactions with Affiliated Parties	39

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Finance Holdings,” “we,” “us” or the “Company” are to Woori Finance Holdings Co., Ltd. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ management performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates; and

3.	Activities ancillary to the above items.

b.	Scope of Business of Subsidiaries

(1)	Bank Subsidiaries (Woori Bank, Kwangju Bank and Kyongnam Bank):

1.	Banking business as prescribed by the Banking Act;

2.	Trust business;

3.	Foreign exchange business; and

4.	Other authorized businesses.

(2)	Woori Investment & Securities: businesses authorized under the Financial Investment Services and Capital Markets Act and related laws and regulations.

(3)	Woori Aviva Life Insurance: life insurance and other insurance activities and other business activities permitted under the Insurance Business Act.

(4)	Woori Asset Management: asset management business.

(5)	Woori Financial: consumer finance business.

(6)	Woori FIS: finance-related IT services.

(7)	Woori F&I: securitization business.

(8)	Woori Private Equity: private equity business.

(9)	Woori FG Savings Bank: consumer savings banking business.

(10)	Woori Finance Research Institute: research relating to finance and banking

2.	History of the Company

a.	Company History

(1)	Background: Major developments.

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities becomes a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	LG Investment Trust Management changed from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management becomes a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity is established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

April 29, 2009	Termination of joint venture with Credit Suisse regarding Woori Credit Suisse Asset Management. Renamed “Woori Asset Management” (May 30, 2009)

October 28, 2009	Acquired the remaining 30% equity stake in Woori Credit Suisse Asset Management from Credit Suisse Asset Management International Holding and completed the establishment of Woori Asset Management as our wholly-owned subsidiary

December 30, 2009	Dissolution of Woori LB Third Asset Securitization Specialty Co., Ltd.

March 11, 2010	MOU with National Bank of Abu Dhabi Group

March 16, 2011	Woori FG Savings Bank Co., Ltd. is incorporated as a wholly-owned subsidiary

October 5, 2011	Kwangju Bank and Kyongnam Bank become wholly-owned subsidiaries

November 29, 2011	Acquired additional shares of Woori Investment & Securities to increase our equity stake (based on common stock) to 37.85%

July 30, 2012	Acquired additional shares of Woori Financial to change our equity stake to 52.02%

October 9,2012	Disclosed Woori Finance Research Institute is incorporated as a wholly-owned subsidiary

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

(2)	Related companies within the business group

As of December 31, 2012

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company
Woori Bank
Kwangju Bank
Kyongnam Bank
Woori Investment & Securities
Woori Aviva Life Insurance
1st Tier Subsidiaries	Woori Asset Management	Woori Finance Holdings	12 companies
Woori Financial
Woori FG Savings Bank
Woori FIS
Woori F & I
Woori Private Equity
Woori Finance Research Institute
Woori Credit Information
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
	Woori Global Markets Asia Ltd.	Woori Bank
2nd Tier Subsidiaries	Woori Bank (China) Limited		64 companies
ZAO Woori Bank
Woori Fund Service
Woori Bank Brasil
	Woori AMC	Woori F&I
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.

Type	Name of Company	Controlling Company	Notes
Woori SB Tenth Asset Management
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd.
Woori EA Third Asset Securitization Specialty Co., Ltd.
Woori EA Fourth Asset Securitization Specialty Co., Ltd.
Woori EA Fifth Asset Securitization Specialty Co., Ltd.
Woori EA Eighth Asset Securitization Specialty Co., Ltd.
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd.
WR Investment America LLC
Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twentieth Asset Securitization Specialty Co., Ltd.
Woori EA Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty First Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd.
Woori EA Twelveth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd
Woori EA Thirteenth Asset Securitization Specialty Co., Ltd.
Woori EA Fourteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd
Woori F&I Twenty Fifth Asset Securitization Specialty Co., Ltd
Woori EA Fifteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Sixth Asset Securitization Specialty Co., Ltd
Woori F&I Twenty Seventh Asset Securitization Specialty Co., Ltd
Woori F&I Twenty Eighth Asset Securitization Specialty Co., Ltd
Woori EA Eighteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Ninth Asset Securitization Specialty Co., Ltd
Woori F&I Thirtieth Asset Securitization Specialty Co., Ltd
Woori F&I Thirty First Asset Securitization Specialty Co., Ltd
	POSCO Woori EIG Global Private Equity Fund	Woori Asset Management
	Woori Private Equity Fund	Woori Private Equity
Woori Blackstone Korea Opportunity Private Equity Fund No.1
Woori Columbus Private Equity Fund No.1
Woori Futures
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No. 1
Mars Private Equity Fund No.2
Woori Investment Asia Pte. Ltd.
Mars Private Equity Fund No.3
	Mars Private Equity Fund No.4	Woori Investment & Securities
Woori Absolute Partners PTE, Ltd.
Woori Absolute Global Opportunity Fund
Woori Korindo Securities Indonesia
LG Investment Holdings B.V. GG
Connacht Capital Market Investment Ltd.
Woori CBV Securities Corporation
Woori Absolute Return Investment Strategies
KoFC Woori Growth Champ 2010 No.3 Private Equity Fund
Woori Investment Advisory Co., Ltd. (Beijing)

*	Woori Finance Holdings, Woori Investment & Securities and Woori Financial are listed on the KRX KOSPI Market

* On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

* On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).

* On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.

* On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.

* On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share which is owned by a related party of Woori Bank in order to comply with Russian regulations on single shareholder limitations.

* On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.

* On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

* On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

* On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).

* On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.

* On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.

* On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.

* On July 21, 2008, Woori Absolute Global Opportunity Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

* On September 9, 2008, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

* On March 3, 2009, PT Clemont Securities Indonesia was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 60% stake in PT Clemont Securities Indonesia.

* On March 12, 2009, Woori F&I Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.

* On July 24, 2009, Woori F&I Twelfth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori F&I’s equity stake in Woori F&I Twelfth Asset Securitization Specialty Co., Ltd.

* On August 31, 2009, Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

* On September 28, 2009, Woori CBV Securities Corporation was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 49% stake in Woori CBV Securities Corporation.

* On October 15, 2009, we acquired an additional 2.41% of common shares of Woori Financial, and our shareholding is currently 52.52%.

* On October 28, 2009, Woori Asset Management became our wholly-owned subsidiary following our acquisition of Credit Suisse’s 30% interest in Woori Asset Management.

* High Technology Venture Investment, Global Technology Investment, LG Investment Holdings B.V. GG and Connacht Capital Market Investment, which are offshore finance companies and subsidiaries of Woori Investment & Securities, are currently undergoing liquidation or other change of control-related proceedings. Due to an expansion in the types of entities that are considered 2nd tier subsidiaries of financial holding companies, these entities became our 2nd tier subsidiaries.

* On December 28, 2009, Woori SB Asset Management changed its name to Woori AMC and became a wholly-owned subsidiary of Woori F&I following the termination of its joint venture with Shinsei Bank.

* On December 30, 2009, Woori Third Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries

* On February 15, 2010, Woori Investment & Securities sold 100% of its investment stake in Woori Absolute Asia Multi Strategy Fund, an offshore financial company that was wholly-owned by Woori Investment & Securities prior to such sale.

* On March 8, 2010, Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

* On May 20, 2010, Woori Absolute Return Investment Strategies, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.

* On June 10, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. and Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd., which are wholly-owned by Woori F&I, were included as our 2nd tier subsidiaries.

* On June 18, 2010, Woori EA Third Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On June 28, 2010, Woori Ea Fourth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On June 29, 2010, Woori Ea Fifth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On July 9, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori Investment & Securities’ investment stake in Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd.

* On September 2, 2010, Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On October 22, 2010, WR Creditor Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On November 22, 2010, KoFC Woori Growth Champ 2010 No.3 Private Equity Fund, a 30% owned subsidiary of Woori Investment & Securities, was included as our 2nd tier subsidiary.

* On November 23, 2010, Woori EA Eighth Asset Securitization Specialty Co., Ltd., a 51% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On November 30, 2010, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

* On December 1, 2010, High Technology Venture Investment and Global Technology Investment was dissolved and removed from our list of subsidiaries.

* On December 3, 2010, Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On December 21, 2010, WR Investment America LLC. a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On January 14, 2011, Woori Investment Advisory Co., Ltd. (Beijing), a 100% owned subsidiary of Woori Investment & Securities, was included as our 2nd tier subsidiary.

* On Febuary 24, 2011, Woori F&I Nineeenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On March 14, 2011, Woori F&I Twentieth Asset Securitization Specialty Co., Ltd., a subsidiary of Woori F&I, was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 60% of the equity of Woori F&I Twentieth Asset Securitization Specialty Co., Ltd.

* On March 16, 2011, Woori FG Savings Bank, a 100% owned subsidiary of Woori Finance Holdings, was included as our subsidiary.

* On March 29, 2011, Woori EA Tenth Asset Securitization Specialty Co., Ltd., a 51% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On May 30, 2011, Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

* On June 7, 2011, Woori F&I Twenty First Asset Securitization Specialty Co., Ltd. and Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd., each a 100% owned subsidiary of Woori F&I, were included as our 2nd tier subsidiaries.

* On July 22, 2011, Woori Fund Service Co., Ltd., a 100% owned subsidiary of Woori Bank, was included as our 2nd tier subsidiary.

* On August 26, 2011, Brim Asian Credit Fund was dissolved and removed from our list of subsidiaries.

* On September 2, 2011, Woori EA Twelveth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On September 28, 2011, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

* On November 2, 2011, Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On November 25, 2011, Woori EA Thirteenth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On November 29, 2011, Woori EA Fourteenth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On December 2, 2011, Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On December 28, 2011, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.

* On March 8, 2012, Woori F&I Twenty Fifth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On March 9, 2012, POSCO Woori EIG Global Private Equity Fund, to which Woori Asset Management contributed 0.5% of the capital and serves as its general partner, was included as our 2nd tier subsidiary.

* On March 29, 2012, Woori EA Fifteenth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On May 16, 2012, Woori F&I Twenty Sixth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On May 24, 2012, Woori F&I Twenty Seventh Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On June 11, 2012, Woori F&I Twenty Eighth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On July 17, 2012, WR Creditors Co., Ltd. was dissolved and removed from our list of subsidiaries.

* On September 5, 2012, Woori EA Eighteenth Asset Securitization Specialty Co., Ltd., a 67% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On September 10, 2012, Woori F&I Twenty Ninth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On September 25, 2012, Woori Bank Brasil was included as our 2nd tier subsidiary. Woori Bank owns a 100% (less one share) stake in Woori Bank Brasil.

* On November 2, 2012, Woori Columbus Private Equity Fund No.1, to which Woori Asset Management contributed 1.96% of the capital and serves as its general partner, was included as our 2nd tier subsidiary.

* On November 9, 2012, Woori F&I Thirtieth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On November 28, 2012, Woori F&I Eighth Asset Securitization Specialty Co., Ltd., was dissolved and removed from our list of subsidiaries.

* On December 7, 2012, Woori F&I Thirty First Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

* On December 26, 2012, Woori Finance Research Institute was incorporated and became our wholly-owned subsidiary.

c.	Consolidated Subsidiaries

Name of Company	Business Activities	Total Assets (2011) (unit: in millions of Won)
Woori Bank	Banking	237,991,539
Kwangju Bank	Banking	17,683,978
Kyongnam Bank	Banking	25,353,402
Woori Investment & Securities	Securities	20,927,271
Woori Asset Management	Collective Investment	80,020
Woori Financial	Other Financial	3,161,794
Woori FIS (former Woori Finance Information System)	Financial Information Technology	264,215
Woori F&I	Other Financial	1,159,311
Woori Private Equity	Other Financial	39,188
Woori FG Savings Bank	Banking	603,400

Name of Company	Business Activities	Total Assets (2011) (unit: in millions of Won)
Woori Finance Research Institute	Other Financial	—
Woori Heritage Long Short Private Equity Investment Trust No.1	Other Financial	10,114
Woori Credit Information	Debt Collection and Credit Rating	30,148
Woori America Bank	Banking	1,102,653
P.T. Bank Woori Indonesia	Banking	643,915
Woori Global Markets Asia Ltd.	Banking	189,541
Woori Bank (China) Limited	Banking	2,995,451
ZAO Woori Bank	Banking	350,235
Woori Bank Brasil	Banking	—
Korea BTL Infrastructure Fund	Other Financial	473,983
Woori Fund Service Co., Ltd.	Other Financial	2,719
Kumho Trust 1st Co., Ltd.	Other Financial	81,289
Woori IB Global Bond Co., Ltd	Other Financial	214,763
Connsus Eighth Co., Ltd.	Other Financial	9
Asiana Saigon Co., Ltd.	Other Financial	52,618
An-Dong Raja 1st Co., Ltd.	Other Financial	13,482
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd	Other Financial	152,270
IB Global 1st Inc.	Other Financial	70,326
Hermes STX Co., Ltd.	Other Financial	30,690
BWL First Co., LLC	Other Financial	80,078
Woori Poongsan Co., Ltd	Other Financial	34,720
Pyeongtaek Ocean Sand Co., Ltd.	Other Financial	44,470
Heoreum Short-Term 15 th	Other Financial	57
G5 Pro Short-Term 13th	Other Financial	657
G6 First Class Mid-Term E-20	Other Financial	1
G15 First Class Mid-Term C-1	Other Financial	4
D First Class Mid-term C-151	Other Financial	3
Golden Bridge Sidus FNH Video	Other Financial	2,868
Golden Bridge NHN Online Private Equity Investment	Other Financial	21,686
Woori CS Ocean Bridge 7 th	Other Financial	126
Woori Milestone Private Real Estate Fund 1st	Other Financial	7,292
Consus Sakhalin Real Estate Investment Trust 1st	Other Financial	52,553
Woori Partner Plus Private Equity Securities 4th	Other Financial	400,319
Woori Partner Plus Equity Securities 9th	Other Financial	323,100
Hanwha Smart Private Equity Trust No. 50 (Bond)	Other Financial	50,045
Samsung Plus Private Equity Investment Trust 20th	Other Financial	—
KDB Private Equity Securities Investment Trust WB-3rd (Bond)	Other Financial	—
Shinhan BNP Corporate Private Equity Trust 17th	Other Financial	—
Woori Partner Plus Private Equity Securities 10th	Other Financial	—
Yuri WB Private Equity Securities Investment Trust 4th(Bond)	Other Financial	—
Samsung Plus Private Equity Investment Trust 21st	Other Financial	—
KDB Private Equity Securities Investment Trust WB-4th (Bond)	Other Financial	—
Kyobo Axa Tomorrow Private Equity 13th (Bond)	Other Financial	—
Say Private Equity Securities Investment Trust WB-1	Other Financial	—
Hanwha Private Equity Securities Investment Trust 32nd	Other Financial	—
Eugene Jalang Private Equity Securities Investment Trust 28th	Other Financial	—
Kyobo Axa Tomorrow Private Equity 15th (Bond)	Other Financial	—
Meritz Prime Private Equity Investment Trust 79th	Other Financial	—
Mirae Asset Korea Bluechip Plus 3rd	Other Financial	—
Mirae Asset Triumph Private Equtiy 9th (Bond)	Other Financial	—
Woori Partner Plus Private Equity Trust 11th	Other Financial	—
Woori Smart Investor Installment Private Equity 2nd	Other Financial	—
Phoenix Sky Private Equity Securities 11th	Other Financial	—
Hana UBS Power Private Equity Securities 15th	Other Financial	—
Hana UBS Power Private Equity Securities 5th	Other Financial	—
Hyundai Advantage Private Equity 15th	Other Financial	—
Hyundai Platinum Private Equity Securities W-1	Other Financial	—

Name of Company	Business Activities	Total Assets (2011) (unit: in millions of Won)
HDC New Star Private Equity Securities 15th	Other Financial	—
LS Leading Solution Private Equity Securities 118th	Other Financial	—
HDC New Star Private Equity Securities 17th (Equity Mixed Type)	Other Financial	—
Hyundai Advantage Private Equity 16th	Other Financial	—
Phoenix Private Bond Investment Trust 13th	Other Financial	—
Hanwha Private Equity Securities Investment Trust 43rd	Other Financial	—
Hybrid 1st Specialty Inc.	Other Financial	314,707
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd.	Other Financial	9,731
Heungkuk Hiclass 9th	Other Financial	3,284
Woori Frontier Short Term Private Equity Securities Investment Trust 14th (Bond)	Other Financial	—
Woori Frontier Short Term Private Equity Securities Investment Trust G-1	Other Financial	—
Truston Plus Alpha Private Equity Securities Investment Trust 9th (Bond Mixed Type)	Other Financial	—
Woori Frontier Short Term Private Equity Securities Investment Trust G-2	Other Financial	—
Tongyang High Plus Securities Investment Trust N-27th	Other Financial	—
Consus 6th Co., LLC	Other Financial	9
Tongyang High Plus Securities Investment Trust N-22nd (Bond)	Other Financial	—
Samsung Partner Plus Private Equity Investment Trust 6th (Bond Mixed Type)	Other Financial	—
Say New Vesta Private Equity Securities Investment Trust 8th (Bond)	Other Financial	—
Woori Frontier Private Equity Securities Investment Trust 2nd (Bond)	Other Financial	—
Hanwha Private Equity Securities Investment Trust 4th (Bond Mixed Type)	Other Financial	—
KTB Market Alpha Private Equity Securities Investment Trust 30-2 (Bond Mixed Type)	Other Financial	—
Shinhan BNP Corporate Private Equity Investment Trust 19th (Bond Mixed Type)	Other Financial	—
Mirae Asset Columbus Private Equity Investment Trust 43rd (Bond Mixed Type)	Other Financial	—
Woori Futures	Futures	435,503
Woori Investment Securities International Ltd.	Securities	3,775
Woori Investment & Securities (HK) Ltd.	Securities	29,685
Woori Investment Securities America	Securities	8,311
MARS First Private Equity Fund	Other Financial	61,598
MARS INS First Private Equity Fund	Other Financial	2,404
MARS Second Private Equity Fund	Other Financial	224,133
Woori Investment Asia Pte. Ltd.	Securities	49,559
Woori Absolute Partners PTE Ltd.	Other Financial	4,327
Woori Absolute Asia Global Opportunity Fund	Other Financial	54,995
LG Investment Holding B.V.(Amsterdam) GG	Other Financial	32,549
Woori Korindo Securities Indonesia	Securities	32,339
Woori CBV Securities Corporation	Securities	8,746
Woori Absolute Return Investment Strategies fund	Other Financial	35,848
Woori Investment Asia Co., Ltd.(Beijing)	Investment Advisory	2,486
Kofc Woori Growth Champ 2010-3 Private Equity Fund	Other Financial	77,779
Woori Giant First Co., Ltd	Other Financial	50,013
KAMCO Value Recreation 9th Securitization Specialty Co., Ltd	Other Financial	1,368
G3 Pro Short-term 13	Beneficiary Certificates	91
G4 Pro Short-term 13	Beneficiary Certificates	44
Twins Subordinated Debt 1st	Beneficiary Certificates	3
Woori AMC	Other Financial	21,714
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	15,428
Woori SB Tenth Asset Management Co., Ltd.	Other Financial	29,967
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	2,173
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.	Other Financial	2,371
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.	Other Financial	7,811
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd	Other Financial	11,088
Woori EA Third Asset Securitization Specialty Co., Ltd.	Other Financial	33,124
Woori EA Fourth Asset Securitization Specialty Co., Ltd.	Other Financial	17,497
Woori EA Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	9,563

Name of Company	Business Activities	Total Assets (2011) (unit: in millions of Won)
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd	Other Financial	25,796
Woori EA Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	35,064
WR Investment America LLC	Other Financial	29,383
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd	Other Financial	55,810
Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd	Other Financial	18,309
Woori EA Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	13,177
Woori F&I Twentieth Asset Securitization Specialty Co., Ltd	Other Financial	24,366
Woori F&I Twenty First Asset Securitization Specialty Co., Ltd	Other Financial	146,945
Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd	Other Financial	74,213
Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd	Other Financial	38,794
Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd	Other Financial	95,305
Woori F&I Twenty Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori EA Twelveth Asset Securitization Specialty Co., Ltd.	Other Financial	137,394
Woori EA Thirteenth Asset Securitization Specialty Co., Ltd.	Other Financial	168,374
Woori EA Fourteenth Asset Securitization Specialty Co., Ltd.	Other Financial	107,996
Woori EA Fifteenth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Twenty Sixth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Twenty Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Twenty Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori EA Eighteenth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Twenty Ninth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirtieth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirty First Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori Private Equity Fund	Private Equity Investment	114,488
Kumho Investment Bank	Financial Services	1,456,784
Woori EL Co., Ltd.	Other Financial	29
Two Eagles LLC	Real Estate & Leasing	1,166

3.	Capital Structure

a.	Changes in Capital

(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—

b.	Convertible Bonds

Not applicable

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of December 31, 2012	(unit: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,000	2,000
Free float shares	806,013,340	806,013,340

b. Treasury Stock

As of December 31, 2012	(unit: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 165-2 of the	Common
Financial Investment Services and Capital Markets Act	Preferred
Direct purchase other than under Sub-section 1, section 165-2 of the	Common	1,999	1			2,000
Financial Investment Services and Capital Markets Act	Preferred
Subtotal	Common	1,999	1			2,000
	Preferred
Indirect acquisition from trust agreement	Common
	Preferred
Total	Common	1,999	1			2,000
	Preferred

*	Woori Financial Holdings acquired an additional treasury share in respect of fractional shares resulting from share exchange for Woori Securities.

5.	Voting Rights

As of December 31, 2012	(unit: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under Korean Securities & Exchange Law	—	2,000
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	806,013,340
	Preferred Shares

6.	Dividend Information

a.	Dividend information for the past three years

Items		2012	2011	2010
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		1,583,580	2,136,828	1,288,856
Earnings per share (Won)		1,965	2,651	1,599
Total cash payout (Won in Millions)		201,503	201,503	201,503
Total stock dividends (Won in Millions)
Cash dividend payout ratio (%)		12.72	9.43	15.63
Cash dividend yield (%)	Common Shares	2.1	2.6	1.6
	Preferred Shares
Stock dividend yield (%)	Common Shares
	Preferred Shares
Cash dividend per share (Won)	Common Shares	250	250	250
	Preferred Shares
Stock dividend per share (Won)	Common Shares
	Preferred Shares

II.	Description of Business

1.	Business Overview

a.	Business Overview

(As of December 31, 2012)

Business Area	Business Scope	Subsidiary
Banking	Lending, deposit taking and credit card business	Woori Bank Kwanju Bank Kyongnam Bank
Financial Investment	Investment banking, investment brokerage and collective investment business	Woori Investment & Securities Woori Asset Management
Insurance	Life insurance business	Woori Aviva Life Insurance
Consumer Finance	Facilities lease financing, installment financing and other lease financing	Woori Financial
	Financial services for the lower-income class	Woori FG Savings Bank
Investment	Acquisition and disposal of non-performing loans and corporate restructuring-related investment business	Woori F&I
	Investment advisory and private equity fund management business	Woori Private Equity
Other	Financial IT system development, sales and maintenance business	Woori FIS
	Financial, economic and industry research	Woori Finance Research Institute

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of Operations

(1)	Source of Funds

(unit: in millions of Won)

Items	2012	2011	2010
Shareholders’ Equity	14,571,676	14,214,221	13,804,170
Capital	4,030,077	4,030,077	4,030,077
Hybrid Securities	498,407	309,010	—
Capital Surplus	109,026	109,025	109,025
Retained Earnings	9,934,180	9,766,123	9,665,087
Capital Adjustments	(14)	(14)	(18)
Borrowings	3,874,928	3,888,783	3,804,738
Debentures	3,654,276	3,653,968	3,654,843
Bank Borrowings	—	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	220,652	234,815	149,895
Total	18,446,604	18,103,004	17,608,908

*	Separate basis.

(2)	Use of Funds

(unit: in millions of Won)

Items	2012	2011	2010
Subsidiary Stock	17,976,325	17,825,203	17,383,228
Woori Bank	13,621,824	13,621,824	13,621,824
Kyongnam Bank	1,443,661	1,443,661	1,443,661
Kwangju Bank	976,291	976,291	976,284
Woori FIS	35,013	15,013	15,013
Woori F&I	206,563	206,563	166,563
Woori Investment & Securities	1,036,749	1,036,749	754,782
Woori Asset Management	67,456	67,456	67,456
Woori Private Equity	34,246	34,246	24,246
Woori Financial	238,575	207,346	207,346
Woori Aviva Life Insurance	102,946	106,053	106,053
Woori FG Savings Bank	210,000	110,000	—
Woori Finance Research Institute	3,000
Investment Securities	—	—	—
Loan Obligations	995	996	994
Tangible Assets	389	515	593
Intangible Assets	33	29	35
Cash	236,400	33,538	65,346
Other Assets	232,462	242,723	158,712
Total	18,446,604	18,103,004	17,608,908

*	Separate basis.

c.	Transactions related to Commission Fees

(unit: in millions of Won)

Category	2012	2011	2010
Commission Revenue (A)	62,582	65,698	35,626
Commission Expense (B)	3,143	5,971	4,209
Commission Profit (A-B)	59,439	59,727	31,417

*	Separate basis
*	Beginning in the third quarter of 2010, the Company receives brand usage fees, including from its subsidiaries, which are accounted for as commission revenue.

3.	Other Information Relevant to Investment Decisions

a.	Selected Ratios

Won-denominated Current Ratio

(unit: in millions of Won)

Items	2012(1)	2011(1)	2010(1)
Current Assets (A)	222,671	33,591	65,497
Current Liabilities (B)	33,580	11,300	9,260
Current Ratio(2) (A/B)	663.11%	297.28%	707.31%

(1)	Separate basis.
(2)	Current ratio is calculated as the ratio of (i) Won-denominated assets with maturity of less than 1 month to (ii) Won-denominated liabilities with maturity of less than 1 month.

Debt Ratio

(unit: in millions of Won)

Items	2012	2011	2010
Liabilities (A)	3,874,928	3,888,783	3,804,738
Equity (B)	14,571,676	14,214,221	13,804,170
Debt Ratio (A/B)	26.59%	27.36%	27.56%

*	Separate basis.

BIS Ratio

(unit: in millions of Won)

Items	2012 (1)	2011 (1)	2010(2)
Total Capital (A)	26,989,716	25,668,548	24,839,544
Risk weighted assets (B)	210,397,222	208,069,221	198,250,944
BIS Ratio (A/B)	12.83%	12.34%	12.53%

(1)	Consolidated basis; based on Korean IFRS.
(2)	Consolidated basis; based on Korean GAAP.

b.	Credit Ratings for the Past Three Years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category
2008.04.03	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.04		BBB+	S&P (AAA ~ D)	Case evaluation
2008.06.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.09.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.09.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2010.05.10	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2010.05.10	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2010.07.23	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2010.07.23	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2010.10.28	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2010.10.28	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.02.14	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2011.02.14	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.03.02	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2011.03.03	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.05.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2011.05.12	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2011.08.11	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2011.08.11	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.10.19	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2011.10.19	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2011.11.14	Hybrid	AA	KIS Ratings (AAA ~D)	Case evaluation
2011.11.14	Hybrid	AA	Korea Ratings (AAA ~D)	Case evaluation
2012.01.30	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2012.01.30	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2012.02.28	Hybrid	AA	KIS Ratings (AAA ~D)	Case evaluation
2012.02.28	Hybrid	AA	Korea Ratings (AAA ~D)	Case evaluation
2012.06.13	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2012.06.13	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2012.08.06	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2012.08.06	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2012.10.17	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2012.10.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2013.02.26	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2013.02.26	Debentures	AAA	NICE (AAA ~ D)	Case evaluation

c.	30 Largest Exposures by Borrower

(As of December 31, 2012)	(unit: in hundred millions of Won)

Name	Total Credit Exposure	Securities	Total Exposure
Korea Land & Housing Corporation	64	23,951	24,015
Korea Finance Corporation	—	23,384	23,384
Korea Housing Finance Corporation	—	14,072	14,072
Hyundai Heavy Industries	8,823	5,155	13,978
Korea Development Bank	—	12,476	12,476
Industrial Bank of Korea	—	12,315	12,315
SH Corporation	61	9,945	10,006
Samsung Heavy Industries	9,142	436	9,578
Small & Medium Business Corporation	—	9,473	9,473
Sungdong Shipbuilding & Marine	7,412	—	7,412
SPP Shipbuilding	6,450	—	6,450
Shinhan Bank	—	6,144	6,144
Samsung Card	4,600	1,509	6,109
Hyundai Capital	2,100	3,864	5,964
Korea Deposit Insurance Corporation	—	5,935	5,935
Korea BTL Infrastructure Fund	—	5,813	5,813
National Agricultural Cooperative Federation	294	5,355	5,649
Kookmin Bank	3,354	2,291	5,645
Hyundai Steel	5,335	115	5,449
Hyosung	5,322	108	5,430
Kumho Tire	4,207	1,132	5,339
Daewoo International	5,262	20	5,282
KEPCO	—	5,152	5,152
Korea Rail Network Authority	24	5,122	5,146
Korea Water Resources Corporation	7	4,889	4,896
Standard Chartered Bank Korea	—	4,874	4,874
POSCO	1,491	3,362	4,853
GS Caltex	4,364	429	4,793
Hyundai Securities	—	4,499	4,499
National Federation of Fisheries Cooperatives	—	4,485	4,485
Total	68,310	176,306	244,617

*	Based on Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, Woori Financial, Woori Aviva Life Insurance and Woori FG Savings Bank.
*	Excluding securities issued or guaranteed by the Government or the Bank of Korea
*	Corporate borrowers only

d.	20 Largest Loan Exposures Classified as Sub-Standard or Below by Borrower

(As of December 31, 2012)	(unit: in hundred millions of Won)

Name	Industry	Total Exposure	Sub-standard or below	Loan Loss Reserve
A	Manufacturing	1,356	1,356	158
B	Manufacturing	1,308	1,308	130
C	Manufacturing	930	930	99
D	Real Estate & Leasing	750	750	241
E	Manufacturing	722	722	79
F	Construction	655	655	21
G	Construction	655	655	433
H	Real Estate & Leasing	600	600	1
I	Manufacturing	586	586	142
J	Construction	488	488	320
K	Automobile Sales	469	469	14
L	Construction	434	434	4
M	Manufacturing	444	408	188
N	Real Estate & Leasing	433	381	—
O	Construction	375	375	303
P	Finance & Insurance	365	365	365
Q	Construction	368	350	32
R	Construction	317	312	160
S	Real Estate & Leasing	286	286	8
T	Wholesale and Retail Trade	263	263	209
Total		11,805	11,694	2,906

*	Based on Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, Woori Financial, Woori Aviva Life Insurance and Woori FG Savings Bank.
*	Corporate borrowers only

e.	Recent Developments

In March 2011, in order to actively target the increasing market for financial services for the lower-income class and diversify its business portfolio, Woori Finance Holdings established a new subsidiary, Woori FG Savings Bank Co., Ltd., which purchased certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank.

In September 2012, Woori FG Savings Bank acquired certain assets and assumed certain liabilities of Solomon Savings Bank, which allowed it to increase its asset base as well as its operational network in the metropolitan Seoul area.

Woori Financial Holdings aims to build a competitive savings bank through the creation of synergy between its subsidiaries and the reduction of non-performing assets. Woori FG Savings Bank will promote the Korean government’s policy to vitalize the financial services industry for the lower-income class by providing stable and reliable financial services.

In December 2012, Woori Finance Research Institute was established as a separate legal entity to enhance the operational efficiency of Woori Financial Group’s internal research function and to increase its research capacity. Woori Finance Research Institute will assist the sustainable growth of Woori Financial Group by serving as its “think tank” and aim to become an opinion leader in the Korean financial industry.

III.	Financial Information

1.	Condensed Financial Statements (Separate)

(unit: in millions of Won, except per share amounts)

Items	2012	2011	2010	2009(1)
Cash and Cash Equivalents	236,400	33,538	65,345	23,267
Loans and Receivables	209,199	239,215	155,209	170,025
Investments in Subsidiaries and Associates	17,976,325	17,825,203	17,383,228	17,350,078
Fixed Assets	389	515	593	685
Intangible Assets	33	29	35	23
Current Tax Assets	20,844	—	—	—
Deferred Tax Assets	2,444	2,158	1,128	—
Other Assets	970	2,347	3,370	1,171
Total Assets	18,446,604	18,103,005	17,608,908	17,545,249
Borrowings	—	—	—	60,000
Debentures	3,654,276	3,653,968	3,654,844	3,744,156
Retirement Benefit Obligation	137	—	—	661
Current Tax Liability	165,588	201,361	124,078	—
Other Financial Liabilities	53,448	31,796	23,889	19,285
Other Liabilities	1,479	1,659	1,926	385
Total Liabilities	3,874,928	3,888,784	3,804,737	3,824,487
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077
Hybrid Securities	498,407	309,010	—	—
Capital Surplus	109,026	109,026	109,025	109,025
Other Equity	(14)	(14)	(18)	(18)
Retained Earnings	9,934,180	9,766,122	9,665,087	9,581,678
Total Equity	14,571,676	14,214,221	13,804,171	13,720,762
Net Interest Income	(172,379)	(214,309)	(235,936)
Net Fees Income	59,439	57,852	29,982
Dividend Income	562,272	516,008	407,130
Reversal of Impairment Loss on Credit Loss	—	1	843
Administrative Expenses	(51,352)	(49,792)	(34,596)
Operating Income	397,980	309,760	167,423
Non-Operating Expense	(1,368)	(6,310)	(4,541)
Income Before Income Tax	396,612	303,450	162,882
Net Income	396,898	304,480	164,010
Total Comprehensive Income	396,898	304,480	164,010
Earnings Per Share (in Won)	459	375	203

(1)	As of the Korean IFRS conversion date.
*	Reflects changes in Korean IFRS, including with respect to the calculation of Operating Income, adopted by the Company (as described in the footnotes to the accompanying financial statements of the Company). Results for prior periods have been restated accordingly.

2.	Condensed Financial Statements (Consolidated)

(unit: in millions of Won)

Items	2012	2011	2010	2009(1)
Cash and Cash Equivalents	5,777,804	6,417,123	4,871,109	5,805,996
Financial Assets at Fair Value through Profit or Loss	26,147,141	25,600,231	22,183,761	25,151,525
Available-for-Sale Financial Assets	18,869,900	19,671,924	21,997,884	21,337,500
Held-to-Maturity Financial Assets	18,684,801	20,036,128	19,885,559	15,953,709
Loans and Receivables	250,105,729	235,159,956	216,791,805	211,057,174
Investments in Jointly Controlled Entities and Associates	1,037,930	928,233	744,844	655,721
Investment Properties	491,685	498,999	643,271	746,126
Tangible Assets	3,185,543	3,134,472	3,097,378	3,095,029
Intangible Assets and goodwill	433,407	447,891	295,136	315,187
Current Tax Assets	37,792	56,570	9,568	28,203
Deferred Tax Assets	155,086	79,980	58,705	74,101
Derivative Assets	281,069	326,840	131,511	107,490
Assets Held for Sale	83,347	56,243	87,926	28,423
Other Assets	414,699	377,059	378,861	484,822
Total Assets	325,705,933	312,791,649	291,177,318	284,841,006
Financial Liabilities at Fair Value Through Profit or Loss	10,985,765	9,621,546	8,838,281	10,415,070
Deposits	202,919,613	195,930,482	185,427,625	176,926,868
Borrowings	33,478,685	34,666,709	34,265,662	32,455,007
Debentures	27,959,969	29,265,833	29,110,640	32,573,979
Provisions	863,658	892,308	761,055	693,521
Retirement Benefit Obligations	166,296	119,704	69,949	123,011
Current Tax Liabilities	178,793	274,257	173,960	127,871
Deferred Tax Liabilities	124,946	260,431	212,534	241,796
Derivatives Liabilities	38,000	33,493	5,339	41,236
Other Financial Liabilities	25,479,827	19,083,709	11,648,328	11,226,749
Other Liabilities	507,668	569,783	399,191	804,494
Total Liabilities	302,703,220	290,718,255	270,912,564	265,629,602
Equity Ownership of Controlled Entity	18,665,600	17,523,998	15,701,540	14,734,993
Capital Stock	4,030,077	4,030,077	4,030,077	4,030,077
Hybrid Securities	498,407	309,010	—	—
Capital Surplus	174,044	175,768	180,105	180,473
Other Equity	185,950	586,421	1,002,019	1,244,096
Retained Earnings	13,777,122	12,422,722	10,489,339	9,280,347
Non-Controlling Interests	4,337,113	4,549,396	4,563,214	4,476,411
Total Equity	23,002,713	22,073,394	20,264,754	19,211,404

Total Liabilities and Equity	325,705,933	312,791,649	291,177,318	284,841,006
Operating Income	2,228,571	3,085,708	2,148,252
Net Interest Income	7,267,103	7,264,395	6,427,315
Interest Income	15,019,982	15,044,846	14,057,227
Interest Expense	(7,752,879)	(7,780,451)	(7,629,912)
Net fees and commissions income	1,003,490	1,195,492	1,115,774
Fees and Commissions Income	1,667,166	1,774,434	1,688,039
Fees and Commissions Expense	(663,676)	(578,942)	(572,265)
Dividends	163,125	203,005	200,780
Gain on Financial Instruments at Fair Value through Profit or Loss	(293,469)	119,403	39,074
Gain on Available-for-Sale Financial Assets	566,161	1,072,877	1,073,469
Gain on Held-to-Maturity Financial Assets	10	82	21
Impairment Losses on Credit Losses	(2,121,102)	(2,268,927)	(2,872,943)
Other Net Operating Expenses	(4,356,747)	(4,500,619)	(3,835,238)
Non-operating Income	62,693	91,665	(49,457)
Share of Profits of Jointly Controlled Entities and Associates	68,667	16,700	29,926
Other non-operating income	(5,974)	74,965	(79,383)
Net Income Before Income Tax Expense	2,291,264	3,177,373	2,098,795
Income Tax Expense	(493,389)	(744,093)	(498,121)
Net Income	1,797,875	2,433,280	1,600,674
Net Income Attributable to Owners	1,583,580	2,136,828	1,288,856
Net Income Attributable to the Non- Controlling Interests	214,295	296,452	311,818
Other Comprehensive Income	(387,788)	(385,374)	(235,991)
Gain on Available-for-Sale Financial Assets	(350,226)	(374,877)	(205,332)
Share of Other Comprehensive Loss of Jointly Controlled Entities and Associates	56,856	(37,602)	(20,546)
Gain (loss) on Overseas Business Translation	(107,509)	24,591	(18,826)
Gain on Valuation of Cashflow Hedge	13,091	2,514	8,713
Total Comprehensive Income	1,410,087	2,047,906	1,364,683
Comprehensive Income Attributed to Owners	1,177,633	1,729,658	1,051,725
Comprehensive Income Attributed to the Non-Controlling Interests	232,454	318,248	312,958
Earnings per Share (in Won)	1,931	2,649	1,599
Consolidated Subsidiaries	157	143	148

(1)	As of the Korean IFRS conversion date.
*	Reflects changes in Korean IFRS, including with respect to the calculation of Operating Income, adopted by the Company (as described in the footnotes to the accompanying financial statements of the Company). Results for prior periods have been restated accordingly.

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2012	2011	2010
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its audit report attached to this report, Deloitte Anjin LLC has stated that nothing has come to their attention that causes them to believe that the accompanying consolidated and separate financial statements of the Company as of December 31, 2011 and December 31, 2012 do not present fairly in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Auditing Service

(units: in millions of Won, hours)

Year	Auditor	Activity	Compensation(1)	Accrued Time (hrs)
2012	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	440	8,848
2011	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	426	9,409
2010	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Non-consolidated)	342	6,148

(1)	On an annual basis.

b.	Compensation for Services Other than the Audit

(unit: in millions of Won)

Year	Contract Date	Activity	Period	Comp.	Note
2012	2012.04.30	PCAOB and SOX Auditing	2012.07~2013.04	1,358
		Corporate tax reconciliation	2012.07~2012.08	35	—
			2013.02~2013.03
2011	2011.06.27	PCAOB and SOX Auditing	2011.07~2012.04	1,266
	2011.04.30	Corporate tax reconciliation	2011.07~2011.08	35	—
			2012.02~2012.03
2010	2011.03.07	US GAAP and SOX Auditing	2010.12~2011.05	2,306
	2010.04.30	Corporate tax reconciliation	2010.07~2010.08	72	—
		(Consolidated tax return advice)	2011.02~2011.03

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of our board of directors

After the general shareholders’ meeting on March 22, 2013

Name	Career & Academic Background	Relationship with Largest Shareholder	Notes
Pal Seung Lee (Standing Director)	- Current) Chairman and chief executive officer of Woori Finance Holdings - Chief executive officer, Woori Securities - Executive managing director, Hanil Bank - Bachelor of Law, Korea University	None	Chairman of the board

Yong-Man Rhee (Non-Standing Director)

-   Current) Committee Member, National Elders Committee

-   Minister, Ministry of Finance and Economy

-   Governor, Bank Supervisory Service

-   Graduate School of Public Administration, Seoul National University

		None	First appointment: March 2011

Young-Soo Park (Non-standing Director)

-   Current) Representative Attorney, Law Firm Gangnam

-   Chief Prosecutor, Seoul High Prosecutors’ Office

-   Chief Prosecutor, Central Investigation Department, Supreme Prosecutors’ Office

-   Bachelor of Liberal Arts and Sciences, Seoul National University

		None	First appointment: March 2013

Doo-Hee Lee (Non-standing Director)

-   Current) Professor of College of Business Administration, Korea University

-   President, Asia-Pacific Association for International Education

-   Ph.D. in Business Administration, Michigan State University

-   Bachelor of Business Administration, Korea University

		None	First appointment: March 2009

Hee-Yul Chai (Non-standing Director)

-   Current) Professor of Economics, Kyonggi University

-   Non-standing Director, Financial Services Commission

-   Ph.D. in Economics, University of Paris X

-   Bachelor of Economics, Seoul National University

		None	First appointment: March 2013

Hun Lee (Non-standing Director)	- Current) Co-Head, The Lawyers for Citizens - Attorney, HongIk Law Firm - Attorney, Barun Law - Bachelor of Law, Chung-Ang University	None	First appointment: March 2009

Hyung-Goo Lee (Non-standing Director)	- Current) Director, Savings Bank Support Department, Korea Deposit Insurance Corporation - Employed at Cho-Hung Bank - Bachelor of Law, Daegu University	Employee of the largest shareholder	First appointment: March 2012

John Ji Whan Park (Non-standing Director)

-   Current) Representative Director, Asia Evolution

-   Director, AT&T Network System

-   Director, Goldman Sachs

-   Bachelor of Arts (Economics), Brown University

-   Master of Business Administration, Harvard University

		None	First appointment: March 2011

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Management Committee

(b)	Business Development and Compensation Committee

(c)	Risk Management Committee

(d)	Standing Directors Committee

(e)	Ethics Committee

(f)	Outside Directors Recommendation Committee

(g)	MOU Evaluation Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Recommendation Committee

After the general shareholders’ meeting on March 22, 2013

Name	Position	Notes
Management Committee	Pal Seung Lee Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hun Lee	Chairman and CEO Pal Seung Lee heads this committee consisting of the heads of the committees under the Board of Directors.

Business Development and Compensation Committee	Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee	Non-standing director Young-Soo Park heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Pal Seung Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Hun Lee heads this committee consisting of the Chairman and CEO, no fewer than one standing director and no fewer than three non-standing directors.

Standing Directors Committee	Pal Seung Lee	Chairman and CEO Pal Seung Lee heads the committee consisting of all standing directors.

Ethics Committee	Pal Seung Lee Yong-Man Rhee Hee-Yul Chai Hyung-Goo Lee John Ji Whan Park	Non-standing director Yong-Man Rhee heads this committee consisting of all standing directors and no fewer than two non-standing directors.

Outside Directors Recommendation Committee	Pal Seung Lee Yong-Soo Park Doo-Hee Lee Hee-Yul Chai Hyung-Goo Lee John Ji Whan Park	Non-standing director Young-Soo Park heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.

MOU Evaluation Committee	Pal Seung Lee Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Chairman and CEO Pal Seung Lee heads this committee consisting of the entire board of directors.

Audit Committee	Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hun Lee Hyung-Goo Lee	Consists of no fewer than three directors (including at least one financial expert, at least two-thirds of whom are non-standing directors.

Audit Committee Member Candidate Recommendation Committee	Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Young-Soo Park heads this committee consisting of all non-standing directors.

2.	Related Companies

*	Connacht Capital Market Investment has been liquidated in the country of its jurisdiction and is currently undergoing liquidation proceedings under Korean law.

3.	Investments in Other Companies

As of December 31, 2012	(units: thousands of shares, millions of Won, %)

	Beginning Balance			Changes			Ending Balance			Total Assets as of the Most	Net Income for
Name	Quantity	Share	Book value	Quantity	Cost	Valuation Gain/Loss	Quantity	Share	Book value	Recent Fiscal Year	the Most Recent Fiscal Year
Woorri Bank	765,957	100	13,621,824	—	—	—	765,957	100	13,621,824	247,248,351	1,447,904
Kwangju Bank	49,413	100	976,291	—	—	—	49,413	100	976,291	18,616,830	136,359
Kyongnam Bank	58,050	100	1,443,662	—	—	—	58,050	100	1,443,662	28,901,504	178,420
Woori FIS (formerly Woori Finance Information System)	900	100	15,013	4,000	20,000	—	4,900	100	35,013	334,878	-4,458
Woori F&I	14,000	100	206,563	—	—	—	14,000	100	206,563	1,748,298	45,923
Woori Investment & Securities	75,426	37.9	1,036,749	—	—	—	75,426	37.9	1,036,749	22,984,987	166,077
Woori Asset Management	6,662	100	67,456	—	—	—	6,662	100	67,456	77,665	798
Woori Private Equity	6,000	100	34,246	—	—	—	6,000	100	34,246	1,559,318	2,879
Woori Financial	8,909	52.5	207,346	2,271	31,229	—	11,181	52	238,575	3,537,592	53,073
Woori Aviva Life Insurance	7,601	51.6	106,053	—	-3,107	—	7,601	51.6	102,946	3,361,259	5,224
Woori FG Savings Bank	6,320	100	110,000	4,000	100,000	—	10,320	100	210,000	649,412	141
Woori Finance Research Institute	—	—	—	600	3,000		600	100	3,000	—	—
Total	999,239		17,825,203	10,871	151,122		1,010,110		17,976,325	329,020,094	2,032,340

1.	The changes in quantity and cost are calculated based on increases and decreases due to acquisition (or disposal) and valuation gain or loss under the acquisition cost method.
2.	The figures for the total assets and the net income for the most recent fiscal year are generally calculated on a consolidated basis in accordance with Korean IFRS.
3.	The Company’s shareholding in Woori Financial, Woori FIS and Woori FG Savings Bank increased to 11,180,630 shares, 4,900,000 shares, and 10,320,000 shares, respectively, in the third quarter of 2012 due to capital increases by such subsidiaries.
4.	The book value of Woori Aviva Life Insurance decreased following the final adjustment to the amount of the reserves set in connection with the April 2008 acquisition of equity interest in Woori Aviva Life Insurance.
5.	On December 26, 2012, Woori Finance Research Institute Co., Ltd. was established and became our wholly-owned subsidiary.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of the Largest Shareholder and Specially Related Parties

As of December 31, 2012	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons
			Beginning balance				Ending balance		Behind
			Stock	Share	(+)	(-)	Stock	Share	Change
KDIC	Largest S/H	Common	459,198,609	56.97	—	—	459,198,609	56.97
Total		Common	459,198,609	56.97	—	—	459,198,609	56.97
		Others	—	—	—	—	—	—
		Total	459,198,609	56,97	—	—	459,198,609	56.97

Largest Shareholder: KDIC

b.	Share Ownership of More Than 5%

As of December 31, 2012	(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	459,198,609	56.97	—	—	459,198,609	56.97
Total		459,198,609	56.97	—	—	459,198,609	56.97

c.	Minority Shareholders

As of December 31, 2012

Items	Shareholder number	Ratio(%)	Number of shares	Ratio(%)
Minority Shareholders	59,594	99.98	316,428,106	39.25

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period		July 2012	August 2012	September 2012	October 2012	November 2012	December 2012
Common Stock	High	12,350	11,450	12,000	10,950	10,650	11,850
	Low	10,300	10,500	10,600	10,300	9,740	9,980
	Average	11,275	11,114	11,308	10,598	10,147	11,071
Monthly Trade Volume	High	5,796,246	5,052,517	7,898,764	2,581,387	2,800,195	4,983,514
	Low	1,131,070	1,136,787	773,210	1,029,035	760,605	989,421
	Average	41,854,538	45,588,495	47,121,454	30,260,650	31,285,526	38,932,648

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADRs)

Period		July 2012	August 2012	September 2012	October 2012	November 2012	December 2012
ADR	High	32.93	30.39	32.33	29.89	29.49	33.35
	Low	27.23	28.08	28.16	27.98	27.05	27.62
	Average	29.69	29.59	30.43	28.86	28.12	31.00
Won Con-version	High	37,662	34,225	36,462	33,435	32,194	35,721
	Low	31,061	31,663	31,871	30,921	29,384	29,926
	Average	33,947	33,483	34,222	31,942	30,580	33,386
Monthly Trade Volume	High	231,700	107,600	21,600	65,300	19,600	22,300
	Low	2,200	1,200	600	2,400	2,700	3,600
	Monthly Total	483,100	274,600	151,200	231,100	181,700	208,200

VII.	Directors and Employee Information

1.	Directors

As of December 31, 2012

Position		Name	Common Stock Owned	Expiration of Term
Chairman and CEO	Registered	Pal Seung Lee	71,500	March 24, 2014
Executive Vice President	Non-Registered	Hyun Jin Jung		September 12, 2013
Executive Vice President	Non-Registered	Yang Jin Kim		March 31, 2013
Executive Vice President	Non-Registered	Byoung Yoon Jeon		September 26, 2013
Executive Vice President	Non-Registered	Joon Ho Kim	3,000	December 15, 2013
Executive Vice President	Non-Registered	Jeong Oun Kim		December 20, 2014
Senior Managing Director	Non-Registered	Seong Kook Jo		September 26, 2013
Managing Director	Non-Registered	Chang Young Choi		December 15, 2013
Managing Director	Non-Registered	Dong Young Park		December 20, 2014
Non-standing Director	Registered	Yong-Man Rhee		March 24, 2013
Non-standing Director	Registered	Min-Joon Bang		March 29, 2013
Non-standing Director	Registered	Hi-Teak Shin		March 29, 2013
Non-standing Director	Registered	Doo-Hee Lee		March 29, 2013
Non-standing Director	Registered	Hyung-Goo Lee		March 29, 2014
Non-standing Director	Registered	Hun Lee		March 29, 2013
Non-standing Director	Registered	John Ji Whan Park		March 24, 2013

As of March 22, 2013

Position		Name	Common Stock Owned	Expiration of Term
Chairman and CEO	Registered	Pal Seung Lee	71,500	March 24, 2014
Executive Vice President	Non-Registered	Hyun Jin Jung		September 12, 2013
Executive Vice President	Non-Registered	Byoung Yoon Jeon		September 26, 2013
Executive Vice President	Non-Registered	Joon Ho Kim	3,000	December 15, 2013
Executive Vice President	Non-Registered	Jeong Oun Kim		December 20, 2014
Senior Managing Director	Non-Registered	Seong Kook Jo		September 26, 2013
Managing Director	Non-Registered	Chang Young Choi		December 15, 2013
Managing Director	Non-Registered	Dong Young Park		December 20, 2014
Non-standing Director	Registered	Yong-Man Rhee		March 21, 2014
Non-standing Director	Registered	Young-Soo Park		March 21, 2015
Non-standing Director	Registered	Doo-Hee Lee		March 21, 2014
Non-standing Director	Registered	Hee-Yul Chai		March 21, 2015
Non-standing Director	Registered	Hyung-Goo Lee		March 29, 2014
Non-standing Director	Registered	Hun Lee		March 21, 2014
Non-standing Director	Registered	John Ji Whan Park		March 21, 2014

2.	Employee Status

As of December 31, 2012	(units: persons, thousands of Won)

	Staff				Average Tenure	Cumulative	Average Compensation
	Regular	Contract	Others	Total	Years	Compensation	Per Person	Note
Total	128	2	6	136	3 years and 10 months	12,746	94

*	Excluding the eight non-registered directors.

3.	Directors’ Compensation

(unit: in millions of Won)

Items	Total Compensation	Number of Persons	Average Compensation Per Director	Note
Standing Director	600	1	600	Excluding non-standing directors and audit committee members
Non-standing Directors	84	2	42	Excluding audit committee members
Audit Committee Members	168	5	34	No compensation was provided to one of the members of the Audit Committee

*	Cumulative basis from January 1 to December 31, 2012
*	Compensation limit for the Standing Director, Non-standing Directors and Audit Committee Members, on an aggregate basis, as approved at the annual general meeting of shareholders, was ￦4,000 million.
*	For the Standing Director, the total compensation amount excludes the base performance-based compensation (40% of the total performance-based compensation) for 2011 of ￦ 307.2 million. The deferred performance-based compensation (60% of the total performance-based compensation) for 2011 is expected to be paid in 2014 based on the financial performance evaluation results for 2012 and 2013.

VIII.	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

(unit: in millions of Won)

Name	Relation	Item	Changes				Notes
			Beg.	+	-	End
Woori Financial	Subsidiary	Other Loan	1,000	—	—	1,000
Total			1,000	—	—	1,000

b.	Payment Transactions

(unit: shares)

		Capital Contribution and Share Disposal
			Transactions				Notes
Name	Relation	Types of Shares	Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Common stock	695,956,580	—	—	695,956,580
		Preferred Stock	70,000,000	—	—	70,000,000
Kwangju Bank	Subsidiary	Common stock	49,413,851	—	—	49,413,851
Kyongnam Bank	Subsidiary	Common stock	58,050,037	—	—	58,050,037
Woori FIS (formerly Woori Finance Information System)	Subsidiary	Common Stock	900,000	4,000,000	—	4,900,000
Woori F&I	Subsidiary	Common Stock	14,000,000	—	—	14,000,000
Woori Investment & Securities	Subsidiary	Common Stock	75,426,214	—	—	75,426,214
Woori Asset Management	Subsidiary	Common Stock	6,662,000	—	—	6,662,000
Woori Private Equity	Subsidiary	Common Stock	6,000,000	—	—	6,000,000
Woori Financial	Subsidiary	Common Stock	8,909,439	2,271,191	—	11,180,630
Woori Aviva Life Insurance	Subsidiary	Common Stock	7,601,091	—	—	7,601,091
Woori FG Savings Bank	Subsidiary	Common Stock	6,320,000	4,000,000	—	10,320,000
Woori Finance Research Institute	Subsidiary	Common Stock	—	600,000	—	600,000
Total			999,239,212	10,871,191	—	1,010,110,403	—

*	The Company’s shareholding in Woori FIS, Woori Financial and Woori FG Savings Bank increased to 4,900,000 shares, 11,180,630 shares and 10,320,000 shares, respectively, in the third quarter of 2012 due to capital increases by such subsidiaries.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: April 1, 2013	By:	/s/ Woo Seok Seong
(Signature)
	Name:	Woo Seok Seong
	Title:	Managing Director